Form 10-K405, Exhibit 13
period 1996-12-31
OMEGA HEALTHCARE INVESTORS INC
filed 1997-03-31
CIK 888491

                                                                      EXHIBIT 13

                  RESPONSE TO ITEM 14(a)(1) AND (2) AND 14(d)

                   INFORMATION INCORPORATED BY REFERENCE FROM
                         ANNUAL REPORT TO SHAREHOLDERS

       LISTING OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

                         INDEX TO FINANCIAL INFORMATION

                          YEAR ENDED DECEMBER 31, 1996

                        OMEGA HEALTHCARE INVESTORS, INC.

                              ANN ARBOR, MICHIGAN

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                        OMEGA HEALTHCARE INVESTORS, INC.

     "Safe Harbor" Statement Under the United States Private Securities Litigation Reform Act of 1995 Statements that are not historical facts contained in Management's Discussion and Analysis are forward-looking statements that involve risks and uncertainties that could cause actual results to differ from projected results. Some of the factors that could cause actual results to differ materially include: the financial strength of the operators of the Company's facilities as it affects their continuing ability to meet their obligations to the Company under the terms of the Company's agreements with such operators; changes in operators or ownership of operators; government policy relating to the healthcare industry, including changes in the reimbursement levels under the Medicare and Medicaid programs; operators' continued eligibility to participate in the Medicare and Medicaid programs; changes in reimbursement by other third party payors; occupancy levels at the Company's facilities; the availability and cost of capital; the strength and financial resources of the Company's competitors; the Company's ability to make additional real estate investments at attractive yields and changes in tax laws and regulations affecting real estate investment trusts.

     Following is a discussion of the consolidated financial condition and results of operations of the Company which should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

Year Ended December 31, 1996 compared to Year Ended December 31, 1995

     Revenues for the year ended December 31, 1996 totaled $73,127,000, increasing $11.7 million over 1995 revenues. The 1996 revenue growth stems primarily from additional investments during 1995 and 1996. A partial year of revenues from 1996 investments provided revenue increases of approximately $6.1 million, while a full year of revenues from 1995 investments added $3.8 million to revenues. Additionally, approximately $1.4 million of the revenue growth stems from participating incremental revenues which became effective during 1996.

     Total investments of $643 million as of December 31, 1996 will provide 1997 annualized operating revenues of $77.8 million. Revenues will continue at this level until additional 1997 investments are made and additional escalation provisions commence in 1997. Annualized revenues for 1997 represent an $12.7 million increase over the 1996 annualized revenues of $65.1 million based on investments of $548 million as of January 1, 1996.

     Expenses for the year ended December 31, 1996 totaled $38,537,000, increasing $6.6 million over expenses of $31.9 million for 1995. The 1996 provision for depreciation and amortization of real estate totaled $13,693,000, increasing $698,000 over 1995. This increase stems from additional investments funded in 1995 and 1996.

     Interest expense for the year ended December 31, 1996 was approximately $20,836,000, compared with $15.3 million for 1995. The increase in interest expense is due to higher average borrowings of approximately $88 million, offset by lower interest rates and reduced amortization of debt issue costs.

     General and administrative expenses for 1996 totaled $4,008,000 or approximately 5.5% of revenues as compared to 5.9% for 1995. The 1996 percentage decrease relates to economies of scale stemming from additional investments made in 1996 and 1995.

     No provision for Federal income taxes has been made since the Company intends to continue to qualify as a real estate investment trust under the provisions of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. Accordingly, the Company will not be subject to Federal income taxes on amounts distributed to shareholders provided it distributes at least 95% of its real estate investment trust taxable income and meets certain other conditions

     Funds from operations available for distribution for 1996 was $48,989,000, an increase of $5.5 million from the $43.5 million for 1995. Funds from operations for the year ended December 31, 1996 totaled

$49,008,000, an increase of $6.0 million over the $43.0 million for 1995. The 1996 growth in cash flow is primarily due to the additional investments in 1996 and 1995 and the related increase in operating earnings before provisions for depreciation and amortization.

Year Ended December 31, 1995 compared to Year Ended December 31, 1994

     Revenues for the year ended December 31, 1995 totaled $61,430,000, increasing $23.7 million over 1994 revenues. The 1995 revenue growth stems primarily from additional investments during 1994 and 1995. A partial year of revenues from 1995 investments provided revenue increases of approximately $3.3 million, while a full year of revenues from 1994 investments added $19.4 million to revenues, including $14.3 million from the September 30, 1994 acquisition of Health Equity Properties Incorporated ("HEP") as described in Note 13 to the consolidated financial statements. Additionally, approximately $1.1 million of the revenue growth stems from participating incremental revenues which became effective during 1995.

     Total investments of $548 million as of December 31, 1995 will provide 1996 annualized operating revenues of $65.1 million. Revenues will continue at this level until additional 1996 investments are made and additional escalation provisions commence in 1996. Annualized revenues for 1996 represent an $8.5 million increase over the 1995 annualized revenues of $56.6 million based on investments of $476 million as of January 1, 1995.

     Expenses for the year ended December 31, 1995 totaled $31,940,000, increasing approximately $12.0 million over expenses of $20 million for 1994. The 1995 provision for depreciation and amortization of real estate totaled $12,995,000, increasing $6.3 million over 1994. This increase stems from a full year provision for 1994 investments ($6 million, including $5.5 million from the acquisition of HEP), plus a partial year of provision for 1995 investments.

     Interest expense for the year ended December 31, 1995 was approximately $15,325,000, compared with $10.5 million for 1994. The increase in interest expense is primarily due to an increase in average outstanding borrowings on the acquisition line of credit, partially offset by lower rates, plus interest on debt assumed or incurred through the HEP acquisition in 1994.

     General and administrative expenses for 1995 totaled $3.6 million or approximately 5.9% of revenues as compared to 7.2% for 1994. The 1995 percentage decrease is due to economies of scale resulting from the HEP acquisition and the additional investments made in 1995.

     Funds from operations available for distribution for 1995 was $43,537,000, an increase of $18.2 million from the $25.3 million for 1994. Funds from operations for the year ended December 31, 1995 totaled $43.0 million, an increase of $18.2 million over the $24.8 million for 1994. The 1995 growth in cash flow is primarily due to the additional investments in 1995 and 1994 and the increase in operating earnings before provisions for depreciation and amortization.

LIQUIDITY AND CAPITAL RESOURCES

     The Company continually seeks new investments in healthcare properties, primarily long-term care facilities, with the objective of profitable growth and further diversification of the investment portfolio. Permanent financing for future investments is expected to be provided through a combination of private and public offerings of debt and equity securities. Management believes the Company's liquidity and various sources of available capital are adequate to finance operations, fund future investments in additional facilities, and meet debt service requirements.

     At December 31, 1996, the Company has a strong financial position with total assets of $634.8 million, shareholders' equity of $383.0 million, and long-term debt of $230.5 million, representing approximately 36% of total capitalization. (Long-term debt excludes the revolving credit facility to the extent that it is not term debt.) From January 1, 1997 through February 12, 1997, $16.2 million of subordinated debentures were converted for 565,062 shares of common stock, reducing the long-term debt-to-total capitalization to approximately 34%. The Company anticipates maintaining a long-term debt-to-capitalization ratio of approximately 40%. At year end the Company also has total liquidity of $125 million, represented primarily by permitted borrowings of up to $119 million under its revolving credit line.

     In February 1997, the Company filed two shelf registration statements with the Securities and Exchange Commission permitting the issuance of up to $250,000,000 of securities. The Company registered up to $150,000,000 related to common stock, unspecified debt, preferred stock, and convertible securities which may be issued from time to time in connection with a Registration Statement on Form S-3. Additionally, the Company registered on Form S-4 common stock totaling $100,000,000 to be issued in connection with future property acquisitions. These Registration Statements, together with availability under the revolving credit line, provide up to $369 million of capital availability to the Company.

     The Company has demonstrated a strong capacity to access the capital markets by raising more than $900 million in capital since it was organized in 1992. The Company has raised more than $400 million in equity, including $130 from the initial public offering in 1992, $165 million from the HEP acquisition in 1994 and two additional offerings, the latest completed in November 1996. Additionally, nearly $500 million of debt capital has been raised, some of which has been used to retire secured borrowing debt with higher interest rates. In 1996, the Company completed a placement of $95 million of 8.5% Convertible Subordinated Debentures due 2001, and executed an agreement to increase its current bank line of credit facility by $50 million and to extend the term of the revolving credit agreement to July 1999. The increase in the credit facility allows for an additional $25 million on the revolving credit facility, increasing it to $125 million, plus the equivalent of $25 million in a pounds sterling denominated term loan due in October 2000, for total permitted borrowings of up to $150 million.

     The Company distributes a large portion of the funds from operations available for distribution. Cash dividends paid totaled $2.48 per share compared with $2.36 per share for the year ended December 31, 1995. The dividend pay-out ratio, that is the ratio of per share amounts for dividends paid to funds from operations was 87% for 1996, compared with 88% for 1995, and 93% for 1994. The Company believes that cash provided from quarterly operating activities at current levels will continue to be sufficient to fund normal working capital requirements and pay 1997 dividends at a quarterly rate of $0.645 per share as declared at the January 22, 1997 Board of Directors meeting. Cash flow from operations which is retained by the Company by continuing to gradually reduce the dividend payout ratio will help to fund additional investments.

     New investments generally are funded from temporary borrowings on the acquisition credit line agreement. The purpose of the acquisition line is to provide temporary funds for investments in healthcare facilities. Interest cost incurred by the Company on borrowings under the acquisition line will vary depending upon fluctuations in prime and/or LIBOR rates, and upon changes in the Company's ratings by national agencies. Borrowings bear interest at LIBOR plus 1.25% or, at the Company's option at the prime rate. The Company expects to periodically replace funds drawn on the acquisition line through fixed-rate long-term borrowings, the placement of convertible debentures, or the issuance of additional shares of capital stock. Historically, the Company's strategy has been to match the maturity of its indebtedness with the maturity of its assets and to employ fixed-rate long-term debt to the extent practicable.

                         INDEX TO FINANCIAL INFORMATION

     The following consolidated financial statements of Omega Healthcare Investors, Inc. and subsidiaries, included on pages 13 through 22 of the Annual Report of the registrant to its shareholders for the year ended December 31, 1996, are incorporated by reference in Item 8:

        Consolidated Balance Sheets -- December 31, 1996 and 1995.

        Consolidated Statements of Operations -- Years ended December 31, 1996, 1995 and 1994.

        Consolidated Statements of Shareholders' Equity -- Years ended December 31, 1996, 1995 and 1994.

        Consolidated Statements of Cash Flows -- Years ended December 31, 1996, 1995 and 1994.

        Notes to Consolidated Financial Statements -- December 31, 1996.

     The following consolidated financial statement schedules of Omega Healthcare Investors, Inc. and subsidiaries are included in Item 14(d):

        Schedule III  Real Estate and Accumulated Depreciation

        Schedule IV  Mortgage Loan on Real Estate

     All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are are not required under the related instructions or are inapplicable and therefore have been omitted.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Omega Healthcare Investors, Inc.

     We have audited the accompanying consolidated balance sheets of Omega Healthcare Investors, Inc. and subsidiaries as of December 31, 1996, and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Healthcare Investors, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          Ernst & Young, LLP

January 21, 1997 (Except for
Note 17 as to which the date
is February 12, 1997)

Detroit, Michigan

                          CONSOLIDATED BALANCE SHEETS

                        OMEGA HEALTHCARE INVESTORS, INC.

                                                                  DECEMBER 31
                                                              --------------------
                                                                1996        1995
                                                                ----        ----
                                                                 (IN THOUSANDS)
ASSETS
Investments in real estate:
  Real estate properties -- net.............................  $ 343,293   $336,720
  Mortgage notes receivable.................................    217,474    158,290
                                                              ---------   --------
                                                                560,767    495,010
Investment in Principal Healthcare Finance Limited..........     29,970     32,078
Other investments...........................................     19,640        521
                                                              ---------   --------
                                                                610,377    527,609
Cash and short-term investments.............................      6,244      6,426
Non-compete agreements and goodwill -- net..................      7,605      9,228
Other assets................................................     10,610      7,925
                                                              ---------   --------
Total assets................................................  $ 634,836   $551,188
                                                              =========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Acquisition line of credit................................  $   6,000   $ 74,690
  Bank term loan............................................     25,000
  Senior notes..............................................     81,384     81,384
  Other long-term borrowings................................     29,275     39,069
  Subordinated convertible debentures.......................     94,810
  Accrued expenses and other liabilities....................     15,360      8,916
                                                              ---------   --------
Total liabilities...........................................    251,829    204,059
Shareholders' equity:
  Preferred stock $1.00 par value:
     Authorized -- 10,000 shares -- none outstanding
  Common stock $.10 par value:
     Authorized -- 50,000 shares
     Issued and outstanding -- 18,175 shares in 1996 and
      19,662 shares in 1995.................................      1,817      1,666
  Additional paid-in capital................................    404,310    360,802
  Cumulative net earnings...................................     91,375     56,785
  Cumulative dividends paid.................................   (114,393)   (72,071)
  Unamortized restricted stock awards.......................       (102)       (53)
                                                              ---------   --------
Total shareholders' equity..................................    383,007    347,129
                                                              ---------   --------
Total liabilities and shareholders' equity..................  $ 634,836   $551,188
                                                              =========   ========

                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                        OMEGA HEALTHCARE INVESTORS, INC.

                                                                YEAR ENDED DECEMBER 31
                                                              ---------------------------
                                                               1996      1995      1994
                                                               ----      ----      ----
                                                                 (IN THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
Revenue:
  Rental income.............................................  $42,688   $40,335   $22,142
  Mortgage interest income..................................   24,692    18,621    14,578
  Other investment income...................................    5,213     2,158       786
  Miscellaneous.............................................      534       316       241
                                                              -------   -------   -------
                                                               73,127    61,430    37,747
Expenses:
  Depreciation and amortization.............................   13,693    12,995     6,684
  Interest..................................................   20,836    15,325    10,549
  General and administrative................................    4,008     3,620     2,737
                                                              -------   -------   -------
                                                               38,537    31,940    19,970
                                                              -------   -------   -------
Net earnings before extraordinary charge....................   34,590    29,490    17,777
Extraordinary charge from prepayment of debt................              6,479
                                                              -------   -------   -------
Net earnings................................................  $34,590   $23,011   $17,777
                                                              =======   =======   =======
Per share:
  Net earnings before extraordinary charge..................  $  2.01   $  1.83   $  1.70
  Net earnings..............................................  $  2.01   $  1.43   $  1.70
                                                              =======   =======   =======
Weighted average number of shares outstanding...............   17,196    16,071    10,451
                                                              =======   =======   =======

                            See accompanying notes.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                        OMEGA HEALTHCARE INVESTORS, INC.

                                                COMMON STOCK
                                            ---------------------   ADDITIONAL                               UNAMORTIZED
                                             NUMBER     PAR VALUE    PAID-IN      CUMULATIVE    CUMULATIVE   RESTRICTED
                                            OF SHARES    AMOUNT      CAPITAL     NET EARNINGS   DIVIDENDS       STOCK
                                            ---------   ---------   ----------   ------------   ----------   -----------
                                                                           (IN THOUSANDS)
Balance at January 1, 1994................    6,575      $  657      $120,484      $15,997      $ (14,424)
  Issuance of common stock:
    Proceeds from March 1994 equity
      offering, less offering costs of
      $4,858..............................    3,000         300        67,592
    Acquisition of Health Equity
      Properties Incorporated.............    5,826         583       142,735
    Acquisition of real estate............      230          23         5,441
    Dividend Reinvestment Plan............      104          11         2,344
    Grant of restricted stock (14,000
      shares at $25.75 per share), net of
      provisions charged to operations....       14           1           354                                   $ (78)
    Conversion of debentures, net of issue
      costs...............................       45           5           945
  Redemption of common stock..............      (97)        (10)       (2,372)
  Net earnings for 1994...................                                          17,777
  Dividends paid during 1994 ($2.20 per
    share)................................                                                        (19,822)
                                             ------      ------      --------      -------      ---------       -----
Balance at December 31, 1994..............   15,697       1,570       337,523       33,774        (34,246)        (78)
  Issuance of common stock:
    Grant of restricted stock (7,699
      shares at $24.25 per share), net of
      provisions charged to operations....        7           1           187                                      25
    Dividend Reinvestment Plan............      964          96        23,183
    Stock options exercised...............        8           1           163
  Redemption of common stock and other....      (14)         (2)         (254)
  Net earnings for 1995...................                                          23,011
  Dividends paid during 1995 ($2.36 per
    share)................................                                                        (37,825)
                                             ------      ------      --------      -------      ---------       -----
Balance at December 31, 1995..............   16,662       1,666       360,802       56,785        (72,071)        (53)
  Issuance of common stock:
    Grant of restricted stock (7,995
      shares at $26.625 per share), net of
      provisions charged to operations....        8           1           212                                     (49)
    Proceeds from November 1996 equity
      offering, less offering costs of
      $325................................    1,000         100        30,075
    Dividend Reinvestment Plan............      482          48        12,755
    Conversion of debentures, net of issue
      costs...............................        7           1           181
    Stock options exercised...............        9           1           223
    Other.................................        7           0            62
  Net earnings for 1996...................                                          34,590
  Dividends paid during 1996 ($2.48 per
    share)................................                                                        (42,322)
                                             ------      ------      --------      -------      ---------       -----
Balance at December 31, 1996..............   18,175      $1,817      $404,310      $91,375      $(114,393)      $(102)
                                             ======      ======      ========      =======      =========       =====

                            See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                        OMEGA HEALTHCARE INVESTORS, INC.

                                                                     YEAR ENDED DECEMBER 31
                                                                --------------------------------
                                                                  1996        1995        1994
                                                                  ----        ----        ----
                                                                         (IN THOUSANDS)
Operating activities
Net earnings................................................    $ 34,590    $ 23,011    $ 17,777
Adjustments to reconcile net earnings to cash provided by
  operating activities:
  Depreciation and amortization.............................      13,693      12,995       6,684
  Extraordinary charge from prepayment of debt..............                   6,479
  Other non-cash charges....................................         706       1,052         874
                                                                --------    --------    --------
                                                                  48,989      43,537      25,335
Net change in operating assets and liabilities..............       5,897       1,298       2,364
                                                                --------    --------    --------
Net cash provided by operating activities...................      54,886      44,835      27,699
Cash flows from financing activities
Proceeds from issuance of common stock......................      30,500                  72,750
Proceeds from issuance of Subordinated Convertible
  Debentures................................................      95,000
Proceeds from bank term loan................................      25,000
(Payments) proceeds from acquisition line of credit.........     (68,690)     54,690       5,500
Proceeds from other bonds, mortgages and notes payable......                               9,000
Prepayment of Senior Mortgage Notes.........................                 (88,504)
Proceeds from Senior Unsecured Notes........................                  81,384
Payments of long-term borrowings............................      (9,794)     (9,202)    (11,603)
Cost of raising capital.....................................      (3,048)       (800)     (6,240)
Transaction deposits received (refunded)....................                  (2,310)      2,310
Common stock redeemed.......................................                              (2,382)
Receipts from Dividend Reinvestment Plan....................      12,803      23,279       2,355
Dividends paid..............................................     (42,322)    (37,825)    (19,822)
Other.......................................................         327         (51)      1,848
                                                                --------    --------    --------
Net cash provided by financing activities...................      39,776      20,661      53,716
Cash flows from investing activities
Acquisition of real estate..................................     (18,621)    (22,955)    (33,366)
Placement of mortgage loans.................................     (66,222)    (21,131)    (33,368)
Funding of other investments................................     (13,037)      3,350      (3,350)
Investment in Principal Healthcare Finance Limited..........       2,108     (32,078)
Collection of mortgage principal............................         957         851          55
Acquisition of Health Equity Properties Incorporated less
  cash acquired (Note 13)...................................                              (2,717)
Payment of acquisition-related liabilities..................                              (4,243)
Other.......................................................         (29)        (58)        (98)
                                                                --------    --------    --------
Net cash used in investing activities.......................     (94,844)    (72,021)    (77,087)
                                                                --------    --------    --------
Increase (decrease) in cash and short-term investments......        (182)     (6,525)      4,328
Cash and short-term investments at beginning of year........       6,426      12,951       8,623
                                                                --------    --------    --------
Cash and short-term investments at end of year..............    $  6,244    $  6,426    $ 12,951
                                                                ========    ========    ========

                            See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        OMEGA HEALTHCARE INVESTORS, INC.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

     Omega Healthcare Investors, Inc. (the "Company") was incorporated on March 31, 1992, in the State of Maryland to (a) own and lease, and (b) provide mortgage financing secured by income-producing healthcare facilities, with a principal focus on diversified investments in long-term care facilities located primarily in the United States.

     The Company's operations commenced on August 14, 1992, the date of the closing of the Company's initial public offering and the substantially simultaneous purchase of its initial facilities. It has elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company intends to continue to qualify as such and, therefore, will distribute at least 95% of its real estate investment trust taxable income to its shareholders.

     Effective September 30, 1994, the Company acquired all of the common stock of Health Equity Properties Incorporated. (See Note 13.) Beginning in 1994, the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material intercompany accounts and transactions.

     In 1995, the Company began to provide advisory services to Principal Healthcare Finance Limited, a Company which owns and leases nursing homes in the United Kingdom. (See Note 4.)

Real Estate Investments

     As of December 31, 1996, the Company's real estate investments include interests in 3 medical office buildings and 214 long-term care facilities, operated by 34 independent operators.

     Investments in real estate properties and mortgage notes are recorded at cost and original mortgage amount, respectively. The cost of the properties acquired is allocated between land and buildings based generally upon independent appraisals. Depreciation for buildings is recorded on the straight-line basis, using estimated useful lives ranging from 20 to 39 years. The Company considers the need to provide for reserves for potential losses on its investments based on management's periodic review of its portfolio. On the basis of this review, a provision for losses on investments is not deemed necessary.

Cash and Short-Term Investments

     Short-term investments consist of highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost which approximates fair value.

Non-Compete Agreements and Goodwill

     Non-compete agreements and the excess of the purchase price over the value of tangible net assets acquired (i.e., goodwill) from the Company's purchase of Health Equity Properties Incorporated (see Note 13) is amortized on a straight-line basis over periods ranging from five to ten years. Accumulated amortization was $3,653,000 and $2,029,000 at December 31, 1996 and 1995,
respectively.

Deferred Financing Costs

     Deferred financing costs are amortized on a straight-line basis over the terms of the related borrowings. Amortization of financing costs totaling $524,000, $1,072,000 and $1,028,000 in 1996, 1995, and 1994, respectively, is classified as interest expense in the Consolidated Statements of Operations. Unamortized deferred financing costs applicable to debt which is converted to common stock are charged to paid-in capital at the date of conversion.

                        OMEGA HEALTHCARE INVESTORS, INC.

Revenue Recognition

     Rental income and mortgage interest income is recognized as earned over the terms of the related master leases and mortgage notes, respectively. Such income includes periodic increases based on pre-determined formulas as defined in the master leases and mortgage loan agreements. Certain mortgage agreements include provisions for deferred interest which is not payable by the borrower until maturity of the related note. The portion of deferred interest recognized as earned approximates $608,000, $602,000 and $596,000 in 1996, 1995, and 1994,
respectively.

Federal and State Income Taxes

     As a qualified real estate investment trust, the Company will not be subject to Federal income taxes on its income, and no provisions for Federal income taxes have been made. The reported amounts of the Company's assets and liabilities as of December 31, 1996 exceeds the tax basis of assets by approximately $70 million.

Earnings Per Share

     Net earnings per share is computed based on the weighted average number of common shares outstanding during the respective periods. The inclusion of options using the treasury stock method and the assumed conversion of debentures is not materially dilutive.

Stock Based Compensation

     The Company grants stock options to employees and directors with an exercise price equal to the fair value of the shares at the date of the grant. In accordance with the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, compensation expense is not recognized for these stock option grants.

Accounting Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. REAL ESTATE PROPERTIES

     The Company's real estate properties, represented by 132 long-term care facilities and 3 medical office buildings at December 31, 1996, are leased under provisions of master leases with initial terms ranging from 5 to 17 years, plus renewal options. Substantially all of the master leases provide for minimum annual rentals which are subject to annual increases based upon increases in the Consumer Price Index or increases in revenues of the underlying properties, with certain maximum limits. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.

                        OMEGA HEALTHCARE INVESTORS, INC.

     A summary of the Company's investment in real estate properties is as follows:

                                                               DECEMBER 31
                                                           -------------------
                                                             1996       1995
                                                             ----       ----
                                                             (IN THOUSANDS)
Buildings................................................  $363,404   $345,632
Land.....................................................    12,773     11,924
                                                           --------   --------
                                                            376,177    357,556
Less accumulated depreciation............................   (32,884)   (20,836)
                                                           --------   --------
Total....................................................  $343,293   $336,720
                                                           ========   ========

     The following table summarizes the changes in real estate properties and accumulated depreciation during 1996 and 1995:

                                                          REAL ESTATE   ACCUMULATED
                                                          PROPERTIES    DEPRECIATION
                                                          -----------   ------------
                                                                (IN THOUSANDS)
Balance at January 1, 1994..............................   $127,110       $ 3,357
  Additions for 1994....................................    207,491         6,196
                                                           --------       -------
Balance at December 31, 1994............................    334,601         9,553
  Additions for 1995....................................     22,955        11,283
                                                           --------       -------
Balance at December 31, 1995............................    357,556        20,836
  Additions for 1996....................................     18,621        12,048
                                                           --------       -------
Balance at December 31, 1996............................   $376,177       $32,884
                                                           ========       =======

     Additions for 1994 include $165 million stemming from the acquisition of HEP. (See Note 13.)

     The future minimum rentals expected to be received for the remainder of the initial terms of the leases are as follows:

                                                                (IN THOUSANDS)
1997........................................................       $ 43,440
1998........................................................         43,855
1999........................................................         43,690
2000........................................................         42,656
2001........................................................         41,878
Thereafter..................................................        148,373
                                                                   --------
                                                                   $363,892
                                                                   ========

3. MORTGAGE NOTES RECEIVABLE

     Mortgage notes receivable relate to 82 long-term care facilities. The mortgage notes are secured by first mortgage liens on the borrowers' underlying real estate and personal property. Through December 31, 1996, principal payments have been made pursuant to the terms of the underlying mortgage agreements. Based on

                        OMEGA HEALTHCARE INVESTORS, INC.

management's review, no provision for loss is considered necessary. The following table summarizes the changes in mortgage notes during 1996 and 1995:

                                                               1996        1995
                                                               ----        ----
                                                                (IN THOUSANDS)
Balance at January 1.....................................    $158,290    $141,360
  New mortgage notes.....................................      66,222      21,131
  Conversion/reclassification............................      (6,081)     (3,350)
  Collection of principal................................        (957)       (851)
                                                             --------    --------
Balance at December 31...................................    $217,474    $158,290
                                                             ========    ========

     The face amount of mortgage notes receivable follow:

                                                                 DECEMBER 31
                                                             --------------------
                                                               1996        1995
                                                               ----        ----
                                                                (IN THOUSANDS)
Participating mortgage note due 2007; interest at 13.56%
  payable monthly, plus amortization of $1,470,000 per
  quarter commencing in 2002.............................    $ 58,800    $ 58,800
Participating mortgage note due 2012; interest at 13.2%
  payable monthly, plus amortization of $50,000 per
  quarter commencing in 2002.............................       7,031       7,031
Participating mortgage note due 2000; interest at 11.36%
  payable monthly........................................      26,425      26,500
Convertible participating mortgage note due 2003;
  interest at 11.87% payable monthly, plus annual
  amortization of $60,000 for 1997 to 1999, and $120,000
  commencing in 2000.....................................      10,200      10,200
Convertible participating mortgage note due 2001; monthly
  interest payments at 13.5% with principal due at
  maturity...............................................       8,932       8,932
Mortgage notes due 2015; monthly payments of $208,000,
  including interest at 11.0%............................      19,481      19,779
Mortgage notes due 2000 and 2016, monthly interest
  payments at 12.44%.....................................       9,300       9,300
Mortgage note due 2010; monthly payment of $124,826,
  including interest at 11.5%............................      12,880
Mortgage note due 2006; monthly payment of $107,382,
  including interest at 11.5%............................      11,084
Other mortgage notes.....................................      37,977      11,748
Other participating mortgage notes.......................      10,423       6,000
Other convertible participating mortgage notes...........       4,941
                                                             --------    --------
                                                             $217,474    $158,290
                                                             ========    ========

     The stated interest rates indicated above for Participating Mortgages and Convertible Participating Mortgages are subject to annual increases based upon increases in the Consumer Price Index or increases in revenues of the underlying long-term care facilities, with certain maximum limits. Certain of the mortgage notes, designated as "Convertible Participating" also permit the Company to convert the note into ownership of the related real and personal property. Conversions would generally result in purchase/leaseback transactions with annual economic benefit to the Company substantially the same as under the mortgage notes.

                        OMEGA HEALTHCARE INVESTORS, INC.

     The estimated fair value of the Company's mortgage loans at December 31, 1996 is approximately $245,700,000. Fair value is based on the estimates of management and on rates currently prevailing for comparable loans.

     On the basis of contractual provisions of the various agreements, the principal balances of mortgage notes receivable as of December 31, 1996, are expected to mature or to be converted to purchase/leaseback transactions approximately as follows: $2,347,000 in 1997, $2,057,000 in 1998, $1,166,000 in
1999, $28,357,000 in 2000, $13,152,000 in 2001 and $170,395,000 thereafter.

4. INVESTMENT IN PRINCIPAL HEALTHCARE FINANCE LIMITED

     In July, 1995, the Company formed and provided the initial funding for Principal Healthcare Finance Limited ("Principal"), an Island of Jersey based company organized to purchase and lease back nursing homes in the United Kingdom. The Company also manages and provides advisory services to Principal under a renewable contract. Principal owns and leases 42 nursing homes acquired at a cost of $116 million as of December 31, 1996.

     The Company's initial funding for Principal included approximately $24,000,000 in the form of a sterling denominated subordinated loan due December 31, 2000. Through October 31, 1996 the Company also provided temporary advances to Principal, including approximately $8,000,000 under a related subordinated loan agreement. In October 1996, Principal completed a private placement of equity to unaffiliated investors. Following the completion of the private placement, the Company owns directly or indirectly non-voting ordinary shares of Principal, with total equity investment approximating $7,000,000. The Company's non-voting ownership interest is stated on the basis of cost.

5. CONCENTRATION OF RISK

     As of December 31, 1996, 96% of the Company's real estate investments related to long-term care facilities. The Company's facilities are located in 24 states and are operated by 34 independent healthcare operating companies. Approximately 55% of the Company's real estate investments are operated by 8 public companies: Advocat, Inc. (18.7%), GranCare, Inc. (9.9%), Regency Health Services, Inc. (7.8%), Unison Healthcare Corp. (7.5%), Res-Care, Inc. (4.8%), Sun Healthcare Group, Inc. (3.0%), Integrated Health Services, Inc. (1.9%) and Horizon/CMS Healthcare Corp. (1.8%). Of the remaining 26 independent operators, none operate investments in facilities representing more than 8.1% of the total real estate investments.

6. LIQUIDITY DEPOSITS AND ADDITIONAL SECURITY

     Liquidity deposits and letters of credit received from certain operators pursuant to leases and mortgages total $21,512,000. These generally represent the initial monthly rental and mortgage interest income for a period of six months with respect to certain of the investments. The deposits consist of $11,065,000 held by the Company, $5,047,000 held by escrow agents, and $5,400,000 in the form of letters of credit.

     Additional security for rental and mortgage interest revenue from operators is provided by covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets of the operators, provisions for cross default, provisions for cross collateralization and by corporate/personal guarantees.

7. BORROWING ARRANGEMENTS

     On July 17, 1995, the Company consummated a $100,000,000 unsecured revolving line of credit facility, which replaced a $60,000,000 secured line of credit. The 1995 agreement was amended and restated on June 6, 1996, increasing the facility to $150,000,000. The amended facility provides a pounds sterling

                        OMEGA HEALTHCARE INVESTORS, INC.

denominated 40-month term loan for the equivalent of $25,000,000, which was fully drawn at December 31, 1996. At the Company's option, the interest rate on the term loan can be fixed for the entire term of the loan. The amended facility also permits additional pounds sterling denominated borrowings for the equivalent of approximately $25,000,000. Borrowings bear interest at LIBOR plus 1.25% or, at the Company's option at the prime rate. The underlying revolving credit agreement contains various covenants and expires on July 1, 1999. Total borrowings available under the agreement ($119,000,000 at December 31, 1996) are based upon levels of eligible real estate investments.

     Borrowings of $6,000,000 at December 31, 1996 bear interest at a rate of 7.43% and borrowings of $74,690,000 at December 31, 1995 bear interest at 7.45%.

     The following is a summary of long-term borrowings:

                                                                 DECEMBER 31
                                                           -----------------------
                                                             1996           1995
                                                             ----           ----
                                                               (IN THOUSANDS)
Unsecured borrowings:
  Bank term loan due October 2000......................    $ 25,000       $
  Senior Unsecured Notes due July 2000.................      81,384         81,384
  7% Unsecured Note....................................       5,000          5,000
Subordinated Convertible Debentures....................      94,810
                                                           --------       --------
                                                            206,194         86,384
Secured borrowings:
  Industrial Development Revenue Bonds.................       9,150          8,920
  HUD loans............................................       6,965         15,901
  Mortgage notes payable to bank.......................       8,160          9,248
                                                           --------       --------
                                                             24,275         34,069
                                                           --------       --------
Total long-term borrowings.............................    $230,469       $120,453
                                                           ========       ========

     In 1995, the Company exchanged 9.88% Senior Subordinated Collateralized Mortgage Accrual Notes for 10% Unsecured Senior Notes due July 15, 2000. The Company also exchanged the entire outstanding balance of 7.11% Senior Mortgage Collateralized Notes for approximately $37,065,000 of 7.40% Unsecured Notes due July 15, 2000, plus cash of approximately $6 million. The effective interest rate for the new unsecured notes is 8.8%, with interest-only payments due semi-annually through July 2000.

     On January 24, 1996, the Company issued $95 million of 8.5% Convertible Subordinated Debentures (the Debentures) due 2001. The Debentures are convertible at any time into shares of Common Stock at a conversion price of $28.625 per share. The Debentures are unsecured obligations of the Company and are subordinate in right and payment to the Company's senior unsecured indebtedness. As of December 31, 1996 there were 3,312,139 shares reserved for issuance under the Debentures. (See Note 17.)

     Real estate investments with an original cost of approximately $32,600,000 are secured by outstanding secured borrowings totaling $24,275,000 at December 31, 1996. The Industrial Development Revenue Bonds are payable in monthly installments of approximately $88,000, including interest at approximately 9.6%. HUD loans are payable in monthly installments of approximately $66,000, including interest at approximately 8.3%. Mortgage notes are payable in monthly installments of approximately $90,000, including interest at approximately 9.7%.

                        OMEGA HEALTHCARE INVESTORS, INC.

     Assuming none of the Company's borrowing arrangements are refinanced, converted or prepaid prior to maturity, required principal payments for each of the five years following December 31, 1996 and the aggregate due thereafter are set forth below:

1997........................................................    $    386,000
1998........................................................         423,000
1999........................................................         461,000
2000........................................................     114,183,000
2001........................................................      95,096,000
Thereafter..................................................      19,920,000
                                                                ------------
                                                                $230,469,000
                                                                ============

     The estimated fair values of the Company's long-term borrowings at December 31, 1996 is approximately $236,128,000. Fair values are based on the estimates of management and on rates currently prevailing for comparable loans.

8. FINANCIAL INSTRUMENTS

     At December 31, 1996 and 1995, the carrying amounts and fair values of the Company's financial instruments are as follows:

                                                          1996                          1995
                                                 -----------------------       -----------------------
                                                 CARRYING         FAIR         CARRYING         FAIR
                                                  AMOUNT         VALUE          AMOUNT         VALUE
                                                 --------        -----         --------        -----
                                                                    (IN THOUSANDS)
Assets:
  Cash and short-term investments............    $  6,244       $  6,244       $  6,426       $  6,426
  Mortgage notes receivable..................     217,474        245,700        158,290        173,000
  Other investments..........................      49,610         52,691         32,599         32,599
Liabilities:
  Acquisition line of credit.................       6,000          6,465         74,690         74,690
  Bank term loan.............................      25,000         26,935
  Senior Unsecured Notes.....................      81,384         86,194         81,384         87,000
  Subordinated Convertible Debentures........      94,810         94,810
  Other long-term borrowings.................      29,275         28,189         39,069         40,171

     Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented above are not necessarily indicative of the amounts the Company would realize in a current market exchange.

9. RETIREMENT ARRANGEMENTS

     The Company has a 401(k) Profit Sharing Plan covering all eligible employees. Under the Plan, employees are eligible to make contributions, and the Company, at its discretion, may match contributions and make a profit sharing contribution.

     In 1993, the Company adopted the 1993 Retirement Plan for Directors, an unfunded plan covering all members of the Board of Directors upon completion of not less than five years service on the Board. The benefits payable upon retirement from the Board are based on years of service and the director fees in effect as of the date the director ceases to be a member of the Board.

                        OMEGA HEALTHCARE INVESTORS, INC.

     In 1993, the Company also adopted the 1993 Deferred Compensation Plan which covers all eligible employees and members of the Board. Under this unfunded plan, the Company may award units which result in participation in the dividends and future growth in the value of Company's common stock. The total number of units permitted by the plan is 200,000. Units awarded to eligible participants (63,500 units at December 31, 1996) vest over a period of five years based on the participant's initial service date.

     Provisions charged to operations with respect to these retirement arrangements totaled $654,000 in 1996, $366,000 in 1995 and $283,000 in 1994.

10. SHAREHOLDERS' EQUITY AND STOCK OPTIONS

     Under the terms of the 1993 Stock Option and Restricted Stock Plan as amended in 1995, the Company reserved 750,000 shares of common stock for grants to be issued during a period of up to 10 years. Directors, officers, and key employees are eligible to participate in the Plan. Options for 295,165 shares have been granted to eligible participants. Additionally, 28,244 shares of restricted stock have been granted under the provisions of the Plan. The market value of the restricted shares on the date of the award has been recorded as unearned compensation-restricted stock, with the unamortized balance shown as a separate component of shareholders' equity. Unearned compensation is amortized to expense over the vesting period, with charges to operations of $240,000, $253,000 and $157,000 in 1996, 1995 and 1994, respectively.

     The following is a summary of activity under the plan.

                                                         STOCK OPTIONS
                                          -------------------------------------------
                                          NUMBER OF                       WEIGHTED
                                           SHARES     EXERCISE PRICE    AVERAGE PRICE
                                          ---------   --------------    -------------
Outstanding at January 1, 1994..........    97,500    $21.125-$25.000      $21.54
Granted during 1994.....................   102,250     24.625- 25.750       25.63
                                           -------    ---------------      ------
Outstanding at December 31, 1994........   199,750     21.125- 25.750       23.63
Granted during 1995.....................    48,000     24.250- 26.625       24.79
Exercised...............................    (7,666)    21.125- 25.750       21.64
Canceled................................    (9,084)    21.125- 25.750       23.40
                                           -------    ---------------      ------
Outstanding at December 31, 1995........   231,000     21.125- 26.625       23.95
Granted during 1996.....................    83,500     26.625- 30.000       26.84
Exercised...............................    (9,499)    21.500- 25.750       23.67
Canceled................................   (27,001)    24.250- 26.625       25.81
                                           -------    ---------------      ------
Outstanding at December 31, 1996........   278,000    $21.125-$30.000      $24.64
                                           =======    ===============      ======

     At December 31, 1996, options currently exercisable (155,162) have a weighted average exercise price of $23.42. Shares available for future grants as of December 31, 1996 and December 31, 1995 were 426,591 and 506,385 respectively.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This new standard prescribes a fair value based method of accounting for employee stock options or similar equity instruments and requires certain pro forma disclosures. For purposes of the pro forma disclosures required under Statement 123, the estimated fair value of the options is amortized to expense over the option's vesting period. Based on the Company's option activity, net earnings and net earnings per share on a pro forma basis does not differ significantly from that determined under APB 25. In determining the estimated fair value of the Company's stock options as of the date of grant, a Black-Scholes option pricing model was used with the following weighted-average assumptions: risk-free interest rates of 6.5%; a dividend yield of 7.25%; volatility factors of

                        OMEGA HEALTHCARE INVESTORS, INC.

the expected market price of the Company's common stock at 15%; and a weighted-average expected life of the options of 8 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

11. DIVIDENDS

     In order to qualify as a real estate investment trust, the Company must, among other requirements, distribute at least 95% of its real estate investment trust taxable income to its shareholders. Per share dividend payments by the Company were characterized in the following manner for income tax purposes:

                                                      1996         1995         1994
                                                      ----         ----         ----
Ordinary income..................................    $2.232       $2.124       $2.156
Capital gain income..............................
Return of capital................................      .248         .236         .044
                                                     ------       ------       ------
Total dividends paid.............................    $ 2.48       $ 2.36       $ 2.20
                                                     ======       ======       ======

12. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Following are details of changes in operating assets and liabilities (excluding the effects of noncash expenses), and other noncash transactions:

                                                    FOR THE YEAR ENDED DECEMBER 31
                                                  -----------------------------------
                                                   1996          1995          1994
                                                   ----          ----          ----
                                                            (IN THOUSANDS)
Increase (decrease) in cash from changes in
  operating assets and liabilities:
  Operating assets............................    $  (211)      $   (97)      $(1,016)
  Operating liabilities including interest
     accrued of $6,307 in 1996................      6,108         1,395         3,380
                                                  -------       -------       -------
                                                  $ 5,897       $ 1,298       $ 2,364
                                                  =======       =======       =======
Other noncash investing and financing
  transactions:
  Acquisition of real estate:
     Value of real estate acquired............                                $ 9,125
     Real estate mortgages assumed............                                 (3,661)
     Common stock issued......................                                 (5,464)
  Common stock issued for conversion of
     debentures...............................        950                         950
Interest paid during the period...............    $13,939       $13,171       $ 6,784

                        OMEGA HEALTHCARE INVESTORS, INC.

     The following are detailed cash flows for the acquisition of Health Equity Properties Incorporated for the year ended December 31, 1994.

                                                                (IN THOUSANDS)
Fair market value of real estate investments acquired.......      $(165,000)
Other assets acquired, excluding cash.......................        (15,591)
Common stock issued.........................................        143,318
Long-term borrowings assumed................................         26,186
Acquisition-related obligations.............................          7,491
Other obligations...........................................            879
                                                                  ---------
Net cash used...............................................      $  (2,717)
                                                                  =========

13. ACQUISITION OF HEALTH EQUITY PROPERTIES INCORPORATED

     On September 30, 1994, the Company acquired all the outstanding stock of Health Equity Properties Incorporated ("HEP"), a healthcare real estate investment trust. The total purchase consideration for HEP approximated $180 million, comprising common stock of $143 million represented by 5,826,000 shares, long-term debt assumed ($26 million) and other obligations, professional fees and costs incurred in the transaction.

     The acquisition was accounted for as a purchase, with the acquired assets and liabilities recorded at their estimated fair values at the date of the acquisition. Presented below are unaudited pro forma condensed consolidated results of operations for the year ended December 31, 1994, as if the purchase occurred as of January 1, 1994. The pro forma results of operations give effect to depreciation associated with the increase in the estimated fair values of the facility investments based on useful lives ranging from 25 to 30 years. Effect is also given to the amortization of non-compete agreements and goodwill from the acquisition, based on useful lives ranging from 5 to 10 years, and for the anticipated cost savings due to personnel reductions and other efficiencies of scale. The following pro forma results of operations are presented for comparative purposes only, and they are not necessarily indicative either of results that would have occurred had the transaction been effected as of January 1, 1994, or of future results of operations of the consolidated companies.

                                                         YEAR ENDED DECEMBER 31, 1994
                                                         ----------------------------
                                                                (IN THOUSANDS,
                                                            EXCEPT PER SHARE DATA)
Revenues:
  Rental.............................................              $36,206
  Mortgage interest..................................               14,578
  Other..............................................                1,465
                                                                ----------
                                                                    52,249
Expenses:
  Depreciation and amortization......................               12,810
  Interest...........................................               12,518
  General and administrative.........................                3,202
                                                                ----------
                                                                    28,530
                                                                ----------
Net earnings before gain on sale.....................               23,719
                                                                ----------
Gain on property sale................................                2,590
                                                                ----------
Net earnings.........................................              $26,309
                                                                ==========
Net earnings per share:
  Before gain on sale................................                  $1.61
  Net earnings.......................................                 1.78
Weighted average number of shares outstanding........               14,770

                        OMEGA HEALTHCARE INVESTORS, INC.

14. EXTRAORDINARY CHARGE FOR PREPAYMENT OF DEBT

     During 1995, the Company entered into three transactions to prepay various secured borrowings. The Company consummated a $100,000,000 unsecured line of credit to replace a $60,000,000 secured line of credit. Also, as discussed in
Note 7, the Company redeemed its outstanding senior mortgage notes through the issuance of unsecured notes. The prepayment of these borrowings resulted in an extraordinary charge of $6,479,000, representing the write-off of unamortized deferred financing costs and fees and costs associated with the prepayment.

15. LITIGATION

     The Company is subject to certain legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the consolidated financial position of the company.

16. COMMITMENTS

     The Company has commitments, subject to certain conditions, to provide additional financing totaling $29 million as of December 31, 1996.

17. SUBSEQUENT EVENTS

     A quarterly dividend of $.645 per share was declared by the Board of Directors on January 22, 1997, payable on February 14, 1997 to shareholders of record on February 3, 1997.

     Through February 12, 1997, $16,175,000 of subordinated convertible debentures were converted for 565,062 shares of common stock.