Form 10-K, Exhibit 13
period 1997-12-31
OMEGA HEALTHCARE INVESTORS INC
filed 1998-03-31
CIK 888491

                                                                      EXHIBIT 13

                  RESPONSE TO ITEM 14(a)(1) AND (2) AND 14(d)

                   INFORMATION INCORPORATED BY REFERENCE FROM
                         ANNUAL REPORT TO SHAREHOLDERS

       LISTING OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

                         INDEX TO FINANCIAL INFORMATION

                          YEAR ENDED DECEMBER 31, 1997

                        OMEGA HEALTHCARE INVESTORS, INC.

                              ANN ARBOR, MICHIGAN

                         INDEX TO FINANCIAL INFORMATION

     The following consolidated financial statements of Omega Healthcare Investors, Inc. and subsidiaries, included on pages 11 through 22 of the Annual Report of the registrant to its shareholders for the year ended December 31, 1997, are incorporated by reference in Item 8:

        Consolidated Balance Sheets -- December 31, 1997 and 1996.

        Consolidated Statements of Operations -- Years ended December 31, 1997, 1996 and 1995.

        Consolidated Statements of Shareholders' Equity -- Years ended December 31, 1997, 1996 and 1995.

        Consolidated Statements of Cash Flows -- Years ended December 31, 1997, 1996 and 1995.

        Notes to Consolidated Financial Statements -- December 31, 1997.

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

     Following is a discussion of the consolidated results of operations, financial position and liquidity and capital resources of the Company which should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996
     Revenues for the year ended December 31, 1997 totaled $90,820,000, increasing $17.7 million over 1996 revenues. The 1997 revenue growth stems primarily from additional investments during 1996 and 1997. A partial year of revenues from 1997 investments provided revenue increases of approximately $9.8 million, while a full year of revenues from 1996 investments added $5.1 million to revenues. Additionally, approximately $1.9 million of the revenue growth stems from participating incremental revenues which became effective during 1997.
     Real estate investments of $779.4 million as of December 31, 1997 will provide 1998 annualized revenues of $93.1 million. Revenues will continue at this level until additional 1998 investments are made and additional escalation provisions commence in 1998. Annualized revenues for 1998 represent a $20.1 million increase over the 1997 annualized revenues of $73.0 million based on real estate investments of $593.7 million as of January 1, 1997.
     The following table summarizes the years of expiration of the Company's revenues based on the contractual maturity dates of the leases and mortgages:

                                    MORTGAGE
                        RENT        INTEREST           TOTAL              %
                    ------------------------------------------------------------
                                 (IN THOUSANDS)
         1998                       $   243          $   243            0.28%
         1999          $ 2,462           29            2,491            2.85%
         2000            1,026        3,328            4,354            4.98%
         2001            3,268        1,825            5,093            5.83%
         2002            8,224        9,462           17,686           20.23%
         Thereafter     45,511       12,026           57,537           65.83%
                    ------------------------------------------------------------
                       $60,491      $26,913          $87,404          100.00%
                    ============================================================

The total excludes approximately $5.7 million of annualized revenues from Unison (see Note 5).

     Expenses for the year ended December 31, 1997 totaled $45,969,000, increasing approximately $7.4 million over expenses of $38.5 million for 1996. The 1997 provision for depreciation and amortization of real estate totaled $16,910,000, increasing $3.2 million over 1996. This increase stems from a full year provision for 1996 investments, plus a partial year of provision for 1997 investments.
     Interest expense for the year ended December 31, 1997 was approximately $24,423,000, compared with $20.8 million for 1996. The increase in interest expense is primarily due to an increase in average outstanding borrowings on the acquisition line of credit, partially offset by lower rates.

     General and administrative expenses for 1997 totaled $4.6 million or approximately 5.1% of revenues as compared to 5.5% for 1996. The 1997 percentage decrease stems primarily from economies of scale resulting from additional investments made in 1997.
     No provision for Federal income taxes has been made since the Company intends to continue to qualify as a real estate investment trust under the provisions of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. Accordingly, the Company will not be subject to Federal income taxes on amounts distributed to shareholders provided it distributes at least 95% of its real estate investment trust taxable income and meets certain other conditions.
     Funds from operations (FFO) for the year ended December 31, 1997 totaled $58,815,000 an increase of $9.8 million over the $49.0 million for 1996. FFO is net earnings available to common shareholders, excluding any gains or losses from debt restructuring and sales of property, plus depreciation and amortization associated with real estate investments and charges to earnings for non-cash common stock based compensation. The 1997 growth in cash flow is primarily due to the additional investments in 1997 and 1996 and the increase in operating earnings before provisions for depreciation and amortization.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995
     Revenues for the year ended December 31, 1996 totaled $73,127,000, increasing $11.7 million over 1995 revenues. The 1996 revenue growth stems primarily from additional investments during 1995 and 1996. A partial year of revenues from 1996 investments provided revenue increases of approximately $6.1 million, while a full year of revenues from 1995 investments added $3.8 million to revenues. Additionally, approximately $1.4 million of the revenue growth stems from participating incremental revenues which became effective during 1996.
     Total real estate investments of $594 million as of December 31, 1996 will provide 1997 annualized operating revenues of $73.0 million. Revenues will continue at this level until additional 1997 investments are made and additional escalation provisions commence in 1997. Annualized revenues for 1997 represent an $10.5 million increase over the 1996 annualized revenues of $62.5 million based on investments of $516 million as of January 1, 1996.
     Expenses for the year ended December 31, 1996 totaled $38,537,000, increasing $6.6 million over expenses of $31.9 million for 1995. The 1996 provision for depreciation and amortization of real estate totaled $13,693,000, increasing $698,000 over 1995. This increase stems from additional investments funded in 1995 and 1996.
     Interest expense for the year ended December 31, 1996 was approximately $20,836,000, compared with $15.3 million for 1995. The increase in interest expense is due to higher average borrowings of approximately $88 million, offset by lower interest rates and reduced amortization of debt issue costs.
     General and administrative expenses for 1996 totaled $4,008,000 or approximately 5.5% of revenues as compared to 5.9% for 1995. The 1996 percentage decrease relates to economies of scale stemming from additional investments made in 1996 and 1995.
     Funds from operations available for distribution for 1996 were $48,989,000, an increase of $5.5 million from the $43.5 million for 1995. Funds from operations for the year ended December 31, 1996 totaled $49,008,000, an increase of $6.0 million over the $43.0 million for 1995. The 1996 growth in cash flow is primarily due to the additional investments in 1996 and 1995 and the related increase in operating earnings before provisions for depreciation and amortization.

LIQUIDITY AND CAPITAL RESOURCES
     The Company continually seeks new investments in healthcare properties, primarily long-term care facilities, with the objective of profitable growth and further diversification of the investment portfolio. Permanent financing for future investments is expected to be provided through a combination of private and public offerings of debt and equity securities. Management believes the Company's liquidity and sources of available capital are adequate to finance operations, fund future investments, and meet debt service requirements.
     At December 31, 1997, the Company has a strong financial position with total assets of $816.1 million, shareholders' equity of $468.2 million, and long-term debt of $271.5 million, representing approximately 33% of total capitalization. Long-term debt excludes funds borrowed under its acquisi-tion credit agreement. The Company anticipates eventually attaining and then maintaining a long-term debt-to-capitalization ratio of approximately 40%. The Company has a $200 million acquisition credit facility, of which $58.3 million was drawn at year end and an additional $64.8 million was subsequently drawn through February 19, 1998.
     In February 1997, the Company filed a Form S-4 shelf registration statement with the Securities and Exchange Commission registering common stock totaling $100 million to be issued in connection with future property acquisitions. Additionally, on August 29, 1997 the Company filed a Form S-3 registration statement with the Securities and Exchange Commission permitting the issuance of up to $200 million related to common stock, unspecified debt, preferred stock and convertible securities.
     The Company has demonstrated a strong capacity to access the capital markets, raising more than $1 billion in capital since it was organized in 1992. The Company has raised more than $450 million in equity, including $130 million from the initial public offering in 1992, $73 million from a follow-on common stock offering in 1994, $165 million from the HEP acquisition in 1994 and two additional offerings, the latest being the $57.5 million issuance of preferred stock in April 1997. Over $600 million of debt capital has been raised, some of which has been used to retire secured borrowing debt with higher interest rates. In 1996, the Company completed a placement of $95 million of 8.5% Convertible Subordinated Debentures due 2001. In August 1997 the Company completed a $100 million 10-year senior note offering priced to yield 6.99%. In September 1997 the Company executed a Second Amended and Restated Loan Agreement with its banks which provides for total borrowings of up to $200 million, reduces interest rates from previous levels, and extends the term of the agreement to September 2000.
     The Company distributes a large portion of the cash available from operations. Cash dividends paid totaled $2.58 per share for 1997 compared with $2.46 per share for the year ended December 31, 1996. The dividend pay-out ratio, that is the ratio of per share amounts for dividends paid to the diluted per share amount of funds from operations, was approximately 86% for 1997, compared with 89% for 1996, and 88% for 1995. The Company believes that cash provided from quarterly operating activities at current levels will continue to be sufficient to fund normal working capital requirements and pay 1998 dividends at a quarterly rate of $0.67 per share as declared at the January 15, 1998 Board of Directors meeting. Approximately 45-50% of incremental cash flow from operations is retained annually through gradual reductions in the dividend payout ratio, to fund additional investments and provide financial flexibility.
     New investments generally are funded from borrowings under the Company's acquisition credit agreement. Interest cost incurred by the Company on borrowings under the acquisition line will vary depending upon fluctuations in prime and/or LIBOR rates, and upon changes in the Company's ratings by national agencies. Borrowings bear interest at LIBOR plus 1.00% or, at the Company's option at the prime rate. The Company expects to periodically replace funds drawn on the acquisition credit agreement through fixed-rate long-term borrowings, the placement of convertible debentures, or the issuance of additional shares of capital stock. Historically, the Company's strategy has been to match the maturity of its indebtedness with the maturity of its assets and to employ fixed-rate long-term debt to the extent practicable.

YEAR 2000 IMPLICATIONS
     The Company has assessed its current computer software for proper functioning with respect to dates in the year 2000 and thereafter. The year 2000 issue and related costs are not expected to have a material impact on the operations of the Company.

                                                     CONSOLIDATED BALANCE SHEETS
                                                OMEGA HEALTHCARE INVESTORS, INC.

                                                                                              DECEMBER 31
                                                                                           1997         1996
                                                                                         ---------------------
                                                                                            (IN THOUSANDS)
ASSETS
Investments in real estate:
    Real estate properties - net                                                         $ 512,907   $ 343,293
    Mortgage notes receivable                                                              218,353     217,474
                                                                                         ---------------------
                                                                                           731,260     560,767
Investment in Principal Healthcare Finance Limited                                          30,730      29,970
Other investments                                                                           29,790      19,640
                                                                                         ---------------------
                                                                                           791,780     610,377
Cash and short-term investments                                                                500       6,244
Non-compete agreements and goodwill - net                                                    5,981       7,605
Other assets                                                                                17,847      10,610
                                                                                         ---------------------
TOTAL ASSETS                                                                             $ 816,108   $ 634,836
                                                                                         =====================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
    Acquisition line of credit                                                           $  58,300   $   6,000
    6.95% Notes                                                                            100,000
    Bank term loan                                                                                      25,000
    Senior notes                                                                            81,381      81,381
    Other long-term borrowings                                                              27,585      29,278
    Subordinated convertible debentures                                                     62,485      94,810
    Accrued expenses and other liabilities                                                  18,136      15,360
                                                                                         ---------------------
TOTAL LIABILITIES                                                                          347,887     251,829

Shareholders' equity:
    Preferred stock $1.00 par value:
      Authorized - 10,000 shares
      Issued and outstanding - 2,300 shares Class A in 1997
         with an aggregate liquidation preference of $  57,500                           $  57,500
    Common stock $.10 par value:
      Authorized - 50,000 shares
      Issued and outstanding - 19,475 shares
         in 1997 and 18,175 shares in 1996                                                   1,947       1,817
    Additional paid-in capital                                                             439,214     404,311
    Cumulative net earnings                                                                136,225      91,374
    Cumulative dividends paid                                                             (165,824)   (114,393)
    Unamortized restricted stock awards                                                       (841)       (102)
                                                                                         ---------------------
TOTAL SHAREHOLDERS' EQUITY                                                                 468,221     383,007
                                                                                         ---------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                               $ 816,108   $ 634,836
                                                                                         =====================

See accompanying notes.

CONSOLIDATED STATEMENT OF OPERATIONS
OMEGA HEALTHCARE INVESTORS, INC.

                                                                 YEAR ENDED DECEMBER 31
                                                          1997            1996            1995
                                                        ----------------------------------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUE:
    Rental income                                        $54,073         $42,688         $40,335
    Mortgage interest income                              28,727          24,692          18,621
    Other investment income                                6,888           5,213           2,158
    Miscellaneous                                          1,132             534             316
                                                        ----------------------------------------
                                                          90,820          73,127          61,430
EXPENSES:
    Depreciation and amortization                         16,910          13,693          12,995
    Interest                                              24,423          20,836          15,325
    General and administrative                             4,636           4,008           3,620
                                                        ----------------------------------------
                                                          45,969          38,537          31,940
                                                        ----------------------------------------
Net earnings before extraordinary charge                  44,851          34,590          29,490
Extraordinary charge from prepayment of debt                                               6,479
                                                        ----------------------------------------
Net earnings                                              44,851          34,590          23,011
Preferred stock dividends                                  3,546
                                                        ----------------------------------------
Net earnings Available to Common                         $41,305         $34,590         $23,011
                                                        ========================================
PER SHARE:
    Net earnings before extraordinary charge               $2.16           $2.01           $1.83
    Net earnings available to Common, Basic                $2.16           $2.01           $1.43
    Net earnings available to Common, Diluted              $2.16           $2.01           $1.43
                                                        ========================================
Weighted average number of shares outstanding, basic      19,085          17,196          16,071
Weighted average number of shares outstanding, diluted    19,137          17,240          16,081

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                              ADDITIONAL
                                                             COMMON STOCK       PAID-IN        PREFERRED
                                                              PAR VALUE         CAPITAL          STOCK
                                                             -------------------------------------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Balance at January 1, 1995                                    $   1,570       $ 337,524
  Issuance of common stock:
   Grant of restricted stock (7,699 shares at
     $24.25 per share), net of provisions charged
     to operations                                                    1             187
   Dividend Reinvestment Plan                                        96          23,183
   Stock options exercised                                            1             163
  Redemption of common stock and other                               (2)           (254)
  Net earnings for 1995
  Common Dividends paid ($2.36 per share)
                                                             -------------------------------------------
Balance at December 31, 1995                                      1,666         360,803
  Issuance of common stock:
   Grant of restricted stock (7,995 shares at
     26.625 per share), net of provisions charged
     to operations                                                    1             212
   Proceeds from November 1996 equity offering,
     less offering costs of $325                                    100          30,075
   Dividend Reinvestment Plan                                        48          12,755
   Conversion of debentures, net of issue costs                       1             181
   Stock options exercised                                            1             223
   Other                                                              0              62
  Net earnings for 1996
  Common Dividends paid ($2.48 per share)
                                                             -------------------------------------------
Balance at December 31, 1996 (18,175 shares)                      1,817         404,311
  Issuance of common stock:
   Grant of restricted stock (20,105 shares at $32.125
     per share and 18,914 shares at $37.00 per share),
     net of provisions charged to operations (39 shares)              4           1,310
   Dividend Reinvestment Plan (53 shares)                             5           1,676
   Conversion of debentures, net of issue costs
     (1,129 shares)                                                 113          31,535
   Stock options exercised (12 shares)                                1             270
   Acquisition of real estate (67 shares)                             7           2,423
  Issuance of preferred stock                                                    (2,311)      $  57,500
  Net earnings for 1997
  Common Dividends paid ($2.58 per share)
  Preferred Dividends paid ($1.156 per share)
                                                             ===========================================
Balance at December 31, 1997 (19,475 shares)                  $   1,947       $ 439,214       $  57,500
                                                             -------------------------------------------

                                                                                            UNAMORTIZED
                                                             CUMULATIVE     CUMULATIVE       RESTRICTED
                                                            NET EARNINGS     DIVIDENDS      STOCK AWARDS
                                                            --------------------------------------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Balance at January 1, 1995                                    $  33,773       $ (34,246)      $     (78)
  Issuance of common stock:
   Grant of restricted stock (7,699 shares at
     $24.25 per share), net of provisions charged
     to operations                                                   25
   Dividend Reinvestment Plan
   Stock options exercised
  Redemption of common stock and other
  Net earnings for 1995                                          23,011
  Common Dividends paid ($2.36 per share)                                       (37,825)
                                                            --------------------------------------------
Balance at December 31, 1995                                     56,784         (72,071)            (53)
  Issuance of common stock:
   Grant of restricted stock (7,995 shares at
     26.625 per share), net of provisions charged
     to operations                                                                                  (49)
   Proceeds from November 1996 equity offering,
     less offering costs of $325
   Dividend Reinvestment Plan
   Conversion of debentures, net of issue costs
   Stock options exercised
   Other
  Net earnings for 1996                                          34,590
  Common Dividends paid ($2.48 per share)                                       (42,322)
                                                            --------------------------------------------
Balance at December 31, 1996 (18,175 shares)                     91,374        (114,393)           (102)
  Issuance of common stock:
   Grant of restricted stock (20,105 shares at $32.125
     per share and 18,914 shares at $37.00 per share),
     net of provisions charged to operations (39 shares)                                           (739)
   Dividend Reinvestment Plan (53 shares)
   Conversion of debentures, net of issue costs
     (1,129 shares)
   Stock options exercised (12 shares)
   Acquisition of real estate (67 shares)
  Issuance of preferred stock
  Net earnings for 1997                                          44,851
  Common Dividends paid ($2.58 per share)                                       (48,772)
  Preferred Dividends paid ($1.156 per share)                                    (2,659)
                                                            --------------------------------------------
Balance at December 31, 1997 (19,475 shares)                  $ 136,225       $(165,824)      $    (841)
                                                            --------------------------------------------

See accompanying notes.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                OMEGA HEALTHCARE INVESTORS, INC.

                                                                   YEAR ENDED DECEMBER 31
                                                             1997            1996            1995
                                                          -----------------------------------------
                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES
Net earnings                                              $  44,851       $  34,590       $  23,011
Adjustments to reconcile net earnings to cash
   provided by operating activities:
     Depreciation and amortization                           16,910          13,693          12,995
     Extraordinary charge from prepayment of debt                                             6,479
     Other non-cash charges                                   1,232             706           1,052
                                                          -----------------------------------------
   Funds available for distribution and investment           62,993          48,989          43,537
   Net change in operating assets and liabilities            (2,562)          5,897           1,298
                                                          -----------------------------------------
Net cash provided by operating activities                    60,431          54,886          44,835

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of unsecured note offering           100,000
Proceeds from issuance of preferred stock offering           57,500
Proceeds from issuance of common stock                                       30,500
Proceeds from issuance of Subordinated
   Convertible Debentures                                                    95,000
Proceeds (payments) of bank term loan                       (25,000)         25,000
Proceeds (payments) of acquisition line of credit            52,300         (68,690)         54,690
Prepayment of Senior Mortgage Notes                                                         (88,504)
Proceeds from Senior Unsecured Notes                                                         81,381
Payments of long-term borrowings                             (6,578)         (9,794)         (9,202)
Cost of raising capital                                      (4,702)         (3,048)           (800)
Receipts from Dividend Reinvestment Plan                      1,681          12,803          23,279
Dividends paid                                              (51,431)        (42,322)        (37,825)
Other                                                          (587)            327          (2,358)
                                                          -----------------------------------------
Net cash provided by financing activities                   123,183          39,776          20,661

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of real estate                                 (184,877)        (18,621)        (22,955)
Placement of mortgage loans                                 (11,155)        (66,222)        (21,131)
Funding of other investments                                 (6,237)        (13,037)          3,350
Investment in Principal Healthcare Finance Limited             (760)          2,108         (32,078)
Collection of mortgage principal                             13,365             957             851
Other                                                           306             (29)            (58)
                                                          -----------------------------------------
Net cash used in investing activities                      (189,358)        (94,844)        (72,021)
                                                          -----------------------------------------
Decrease in cash and short-term investments                  (5,744)           (182)         (6,525)
Cash and short-term investments at beginning of year          6,244           6,426          12,951
                                                          -----------------------------------------
Cash and short-term investments at end of year            $     500       $   6,244       $   6,426
                                                          =========================================

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OMEGA HEALTHCARE INVESTORS, INC.


1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION
     Omega Healthcare Investors, Inc. (the "Company") was incorporated on March 31, 1992, in the State of Maryland to (a) own and lease, and (b) provide mortgage financing secured by income-producing healthcare facilities, with a principal focus on diversified investments in long-term care facilities located primarily in the United States.
     The Company's operations commenced on August 14, 1992, the date of the closing of the Company's initial public offering. It has elected to be taxed as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company intends to continue to qualify as such and, therefore, will distribute at least 95% of its real estate investment trust taxable income to its shareholders.
     In 1995, the Company began to provide advisory services to Principal Healthcare Finance Limited, a Company which owns and leases nursing homes in the United Kingdom. (See Note 4.)

CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries after elimination of all material intercompany accounts and transactions.

REAL ESTATE INVESTMENTS
     As of December 31, 1997 the Company's real estate investments include interests in 3 medical office buildings, 2 rehabilitation hospitals and 258 long-term care facilities, operated by 29 independent operators.
     Investments in real estate properties and mortgage notes are recorded at cost and original mortgage amount, respectively. The cost of the properties acquired is allocated between land and buildings based generally upon independent appraisals. Depreciation for buildings is recorded on the straight-line basis, using estimated useful lives ranging from 20 to 39 years. The Company considers the need to provide for reserves for potential losses on its investments based on management's periodic review of its portfolio. On the basis of this review to date, a provision for losses on investments has not been deemed necessary.

CASH AND SHORT-TERM INVESTMENTS
     Short-term investments consist of highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost which approximates fair value.

NON-COMPETE AGREEMENTS AND GOODWILL
     Non-compete agreements and the excess of the purchase price over the value of tangible net assets acquired (i.e., goodwill from the purchase of Health Equity Properties Incorporated) is amortized on a straight-line basis over periods ranging from five to ten years. Accumulated amortization was $5,277,000 and $3,653,000 at December 31, 1997 and 1996, respectively.

DEFERRED FINANCING COSTS
     Deferred financing costs are amortized on a straight-line basis over the terms of the related borrowings. Amortization of financing costs totaling $829,000, $524,000 and $1,072,000 in 1997, 1996, and 1995, respectively, is classified as interest expense in the Consolidated Statements of Operations. Unamortized deferred financing costs applicable to debt which is converted to common stock are charged to paid-in capital at the date of conversion.

REVENUE RECOGNITION
     Rental income and mortgage interest income is recognized as earned over the terms of the related master leases and mortgage notes, respectively. Such income includes periodic increases based on pre-determined formulas as defined in the master leases and mortgage loan agreements. Certain mortgage agreements include provisions for deferred interest which is not payable by the borrower until maturity of the related note. The portion of deferred interest recognized as earned approximates $614,000, $608,000 and $602,000 in 1997, 1996, and 1995,
respectively.

FEDERAL AND STATE INCOME TAXES
     As a qualified real estate investment trust, the Company will not be subject to Federal income taxes on its income, and no provisions for Federal income taxes have been made. The reported amounts of the Company's assets and liabilities as of December 31, 1997 exceeds the tax basis of assets by approximately $70 million.

EARNINGS PER SHARE
     Net earnings per share is computed based on the weighted average number of common shares outstanding during the respective periods. Per share amounts for prior periods have been restated as required by Financial Accounting Standards Board Statement No. 128. Among the changes stemming from the new pronouncement is a requirement to present both basic and diluted per share amounts. Diluted earnings per share amounts reflect the dilutive effect of stock options of 52,394 shares, 44,240 shares and 9,501 shares for 1997, 1996, and 1995, respectively. The assumed conversion of debentures is not materially dilutive.

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

2. REAL ESTATE PROPERTIES
     The Company's real estate properties, represented by 178 long-term care facilities, 3 medical office buildings and 2 rehabilitation hospitals at December 31, 1997, are leased under provisions of master leases with initial terms ranging from 8 to 17 years, plus renewal options. Substantially all of the master leases provide for minimum annual rentals which are subject to annual increases based upon increases in the Consumer Price Index or increases in revenues of the underlying properties, with certain maximum limits. Under the terms of the leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties.
     A summary of the Company's investment in real estate properties is as follows:


                                                            DECEMBER 31
                                                         1997          1996
                                                       ----------------------
                                                           (IN THOUSANDS)
Buildings                                              $539,274      $363,404
Land                                                     21,780        12,773
                                                       ----------------------
                                                        561,054       376,177
Less accumulated depreciation                           (48,147)      (32,884)
                                                       ----------------------
Total                                                  $512,907      $343,293
                                                       ======================



     The following table summarizes the changes in real estate properties and accumulated depreciation during 1997, 1996 and 1995:

                                                       REAL ESTATE  ACCUMULATED
                                                       PROPERTIES   DEPRECIATION
                                                       -------------------------
                                                             (IN THOUSANDS)
Balance at January 1, 1995                              $334,601        $9,553
  Additions/provision for 1995                            22,955        11,283
                                                        ----------------------
Balance at December 31, 1995                             357,556        20,836
  Additions/provision for 1996                            18,621        12,048
                                                        ----------------------
Balance at December 31, 1996                             376,177        32,884
  Additions/provision for 1997                           184,877        15,263
                                                        ----------------------
Balance at December 31, 1997                            $561,054       $48,147
                                                        ======================

     The future minimum rentals expected to be received for the remainder of the initial terms of the leases are as follows:


                                  (IN THOUSANDS)
         1998                       $ 59,769
         1999                         59,641
         2000                         57,816
         2001                         57,280
         2002                         52,489
         Thereafter                  278,753
                                   ---------
                                    $565,748
                                   =========

The foregoing amounts exclude approximately $4.3 million of annual rents from properties previously leased to Unison (see Note 5).

3. MORTGAGE NOTES RECEIVABLE
     Mortgage notes receivable relate to 80 long-term care facilities. The mortgage notes are secured by first mortgage liens on the borrowers' underlying real estate and personal property. On an ongoing basis, management reviews mortgage notes for collectibility. Based on management's review, no provision for loss is considered necessary. The following table summarizes the changes in mortgage notes during 1997 and 1996:

                                                                                 1997          1996
                                                                               -----------------------
                                                                                   (IN THOUSANDS)
Balance at January 1                                                           $217,474      $158,290
  New mortgage notes                                                             11,155        66,222
  Collection of principal                                                       (13,365)         (957)
  Conversion/reclassification                                                     3,089        (6,081)
                                                                               -----------------------
Balance at December 31                                                         $218,353      $217,474
                                                                               =======================

      The face amount of mortgage notes receivable follow:

                                                                                       DECEMBER 31
                                                                                  1997              1996
                                                                               ---------------------------
                                                                                     (IN THOUSANDS)
Participating mortgage note due 2007; interest at 14.13% payable monthly,
   plus amortization of $1,470,000 per quarter commencing in 2002              $ 58,800           $ 58,800
Participating mortgage note due 2012; interest at 13.09% payable monthly,
   plus amortization of $50,000 per quarter commencing in 2002                    7,031              7,031
Participating mortgage note due 2000; interest at 11.80% payable monthly
   plus amortization of $37,500 quarterly                                        26,279             26,425
Convertible participating mortgage note due 2005;
   interest at 12.23% payable monthly, plus annual amortization
   of $60,000 for 1997 to 1999, and $120,000 commencing in 2000                  10,200             10,200
Convertible participating mortgage note due 2001;
   monthly interest payments at 14.79% with principal due at maturity             8,932              8,932
Convertible participating mortgage note due 2011;
   monthly interest payments at 10.75%                                           10,250
Convertible participating mortgage notes due 2000 and 2016;
   monthly interest payments at 13.40%                                            9,300              9,300
Mortgage notes due 2015;
   monthly payments of $207,570, including interest at 11.06%                    19,141             19,481
Mortgage note due 2010;
   monthly payment of $124,826, including interest at 11.50%                     12,864             12,880
Mortgage note due 2006;
   monthly payment of $107,382, including interest at 11.50%                     11,071             11,084
Other mortgage notes                                                             29,154             37,977
Other convertible participating mortgage notes                                   10,934              4,941
Other participating mortgage notes                                                4,397             10,423
                                                                               ---------------------------
                                                                               $218,353           $217,474
                                                                               ===========================

     The stated interest rates indicated above for Participating Mortgages and Convertible Participating Mortgages are subject to annual increases based upon increases in the Consumer Price Index or increases in revenues of the underlying long-term care facilities, with certain maximum limits. Certain of the mortgage notes, designated as "Convertible Participating" also permit the Company to convert the note into ownership of the related real and personal property. Conversions would generally result in purchase/leaseback transactions with annual economic benefit to the Company substantially the same as under the mortgage notes.
     The estimated fair value of the Company's mortgage loans at December 31, 1997 is approximately $248,433,000. Fair value is based on the estimates of management and on rates currently prevailing for comparable loans.
     On the basis of contractual provisions of the various agreements, the principal balances of mortgage notes receivable as of December 31, 1997 are expected to mature or to be converted to purchase/leaseback transactions approximately as follows: $4,368,000 in 1998, $2,064,000 in 1999, $29,358,000 in
2000, $13,664,000 in 2001, $61,657,000 in 2002, and $107,242,000 thereafter.

4. INVESTMENT IN PRINCIPAL HEALTHCARE FINANCE LIMITED AND OMEGA WORLDWIDE, INC. In July, 1995, the Company formed and provided the initial funding for
Principal Healthcare Finance Limited ("Principal"), an Island of Jersey based company organized to purchase and lease back nursing homes in the United Kingdom. The Company's initial funding for Principal included approximately $24,000,000 in the form of a Sterling denominated subordinated loan due December 31, 2000. The Company manages and provides advisory services to Principal under a renewable contract. In October 1996, Principal completed a private placement of equity to unaffiliated investors. Following the completion of that placement, the Company owns directly or indirectly non-voting ordinary shares of Principal, with total equity investment approximating $7,000,000. The Company's non-voting ownership interest is stated on the basis of cost. At December 31, 1997, Principal owns and leases 154 nursing homes acquired at a cost of approximately $354 million.
     In July, 1997, the Company provided Principal a guarantee of borrowings of up to (pound)46 million (approximately $75 million), pending its placement of permanent financing for the purchase of nursing home facilities from a public company which operated nursing homes in the United Kingdom. Principal has borrowed substantially all the funds available subject to such guarantee. The Company received a fee for this guarantee of approximately $360,000 and the nursing home facilities have been leased to third party nursing home operators. Principal completed permanent financing for these facilities on February 27, 1998, thereby removing the requirement for the Company's guarantee.
     In November 1997 the Company formed Omega Worldwide, Inc., a company which will provide investment advisory services to and hold equity and debt interests in real estate companies engaged in providing sale/leaseback and other capital financing to healthcare providers throughout the world. In connection with the formation of Omega Worldwide, Inc., the Company will receive 8.5 million shares of Omega Worldwide, Inc. common stock in exchange for substantially all of the interests which the Company now has with respect to Principal, including: (a) 3,337,500 Class A voting ordinary shares of Principal and warrants to purchase 10 million Class B non-voting ordinary shares of Principal expiring June 30, 2001 at an exercise price of (pound)1.50 (approximately $2.40) per share and 554,583 Class A ordinary shares of Principal expiring December 31, 2000 at an exercise price of (pound)1.00 (approximately $1.60) per share; (b) the Company's right to payment of (pound)15 million (approximately $24 million) from the Sterling denominated subordinated loan; (c) the Company's interest in a ten-year British pound currency swap contract under which Omega Worldwide, Inc. will have the right to exchange (pound)20,000,000 for $31,740,000 on October 15, 2007; and
(d) the Advisory Services Agreement between the Company and Principal.
     Omega Worldwide, Inc. has filed a Registration Statement with respect to rights to acquire 2,250,000 shares of its common stock and 2.3 million shares to be sold in a secondary offering by the Company. Each common shareholder of the Company will receive a pro-rata share of approximately 5.2 million common shares of Omega Worldwide, Inc. and will be eligible to receive a portion of the 2.25 million rights to purchase Omega Worldwide, Inc. common stock. The Company will retain a 9% interest in Omega Worldwide, Inc. The date of the distribution of Omega Worldwide, Inc. shares has not been set since it depends upon, among other matters, the date of approval by the Securities and Exchange Commission. As of the date of the distribution, the cost of assets transferred to Omega Worldwide, Inc., less the net proceeds of the secondary offering received by the Company, will be charged to shareholders' equity in the form of a special dividend. Management estimates the special dividend will approximate $15 million.

5. CONCENTRATION OF RISK
     As of December 31, 1997, 94% of the Company's real estate investments related to long-term care facilities. The Company's facilities are located in 26 states and are operated by 29 independent healthcare operating companies. Approximately 63% of the Company's real estate investments are operated by 7 public companies: Sun Healthcare Group, Inc., (29.2%), Advocat, Inc. (14.5%), Paragon Health Network, Inc. (formerly GranCare, Inc.) (7.5%), Unison Healthcare Corp. (5.7%), Res-Care, Inc. (3.7%), Integrated Health Services, Inc. (1.4%) and CMS Health South (formerly Horizon/CMS Healthcare Corp.) (1.4%). Of the remaining 22 independent operators, none operate investments in facilities representing more than 6.2% of the total real estate investments.
     As of December 31, 1997, Unison Healthcare Corp. (Unison), was in default of certain provisions of its lease agreements and mortgages with the Company. In January, 1998, BritWill I and BritWill II, two subsidiaries of Unison, filed for bankruptcy protection from creditors. The Company leased to these subsidiaries fourteen facilities located in Indiana and Texas, and has made a mortgage loan that is secured by first mortgages on six facilities located in Texas. The Company's total investment approximates $45 million related to approximately 2,000 beds. Prior to bankruptcy filings by the Unison subsidiaries, the Company terminated the leases and accelerated the mortgage loan indebtedness due to non-payment of rents and interest totaling approximately $1.5 million. The Company also has instituted foreclosure proceedings with respect to the mortgages and filed suit in federal court in Texas against Unison and the Chairman of the Board of Directors of Unison to enforce their respective guarantees to the Company of obligations under the leases and the mortgage loan documents. To date in the bankruptcy proceeding the parties have stipulated that the Unison subsidiaries will pay to the Company a monthly payment for occupancy in an amount equal to the rent that would have been payable by the BritWill subsidiaries under the leases. In January, 1998, the Company applied $1.6 million of security deposits to the mortgage interest and principal outstanding. The Company continues to hold approximately $2.3 million in liquidity and security deposits to secure obligations under the leases and the mortgage loan documents and continues to pursue its remedies against Unison and its chairman under their respective guarantees. Annual rents and interest from the Unison subsidiaries total approximately 5.9% of annualized revenues at December 31, 1997.

6. LIQUIDITY DEPOSITS AND ADDITIONAL SECURITY
     Liquidity deposits and letters of credit received from certain operators pursuant to leases and mortgages total $26,835,000 at December 31, 1997. These generally represent the initial monthly rental and mortgage interest income for periods ranging from three to six months with respect to certain of the investments. The deposits consist of $13,965,000 held by the company, $5,047,000 held by escrow agents, and $7,823,000 in the form of letters of credit.
     Additional security for rental and mortgage interest revenue from operators is provided by covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets of the operators, provisions for cross default, provisions for cross collateralization and by corporate/personal guarantees.

7. BORROWING ARRANGEMENTS
     On September 30, 1997, the Company consummated an amended and restated loan agreement for a $200,000,000 unsecured revolving line of credit facility. Under the restated agreement, which expires in September, 2000, the Company may use the equivalent of $50,000,000 of the commitment for Sterling denominated borrowings. Borrowings under the facility bear interest at LIBOR plus 1.00% or, at the Company's option at the prime rate. Permitted borrowings under the agreement are based upon levels of eligible real estate investments. Borrowings of $58,300,000 at December 31, 1997 bear interest at a rate of 7.04% and borrowings of $6,000,000 at December 31, 1996 bear interest at 7.43%.

      The following is a summary of long-term borrowings:

                                                              DECEMBER 31
                                                           1997         1996
                                                       -------------------------
                                                             (IN THOUSANDS)
Unsecured borrowings:
  6.95% Notes due August 2007                          $100,000
  Bank term loan due October 2000                                      25,000
  Senior Unsecured Notes due July 2000                   81,381        81,381
  Subordinated Convertible Debentures                    62,485        94,810
  Other                                                   5,324         5,000
                                                       -------------------------
                                                        249,190       206,191

Secured borrowings:
  Industrial Development Revenue Bonds                    8,980         9,150
  HUD loans                                               5,380         6,968
  Mortgage notes payable to bank                          7,901         8,160
                                                       -------------------------
                                                         22,261        24,278
                                                       -------------------------
Total long-term borrowings                             $271,451      $230,469
                                                       =========================

     In 1995, the Company exchanged 9.88% Senior Subordinated Collateralized Mortgage Accrual Notes and 7.11% Senior Mortgage Collateralized Notes for 10% and 7.4% Unsecured Notes due July 15, 2000. The effective interest rate for the new unsecured notes is 8.8%, with interest-only payments due semi-annually through July 2000.
     On January 24, 1996, the Company issued $95 million of 8.5% Convertible Subordinated Debentures (the Debentures) due 2001. The Debentures are convertible at any time into shares of Common Stock at a conversion price of $28.625 per share. The Debentures are unsecured obligations of the Company and are subordinate in right and payment to the Company's senior unsecured indebtedness. As of December 31, 1997 there were 2,182,882 shares reserved for issuance under the Debentures.
     On August 5, 1997 the Company completed a $100 million public offering of unsecured 6.95% notes due 2007. The notes were priced to yield 6.99% with interest paid semi-annually.
     Real estate investments with an original cost of approximately $33,259,000 are secured by outstanding secured borrowings totaling $22,261,000 at December 31, 1997. These borrowings are payable in aggregate monthly installments of approximately $215,000, including interest at rates ranging from 8.3% to 9.7%.
     Assuming none of the Company's borrowing arrangements are refinanced, converted or prepaid prior to maturity, required principal payments for each of the five years following December 31, 1997 and the aggregate due thereafter are set forth below:

                                 (IN THOUSANDS)
         1998                      $   1,033
         1999                            673
         2000                         89,130
         2001                         63,057
         2002                            619
         Thereafter                  116,939
                                  ----------
                                   $ 271,451
                                  ==========

     The estimated fair values of the Company's long-term borrowings is approximately $270,539,000 at December 31, 1997 and $236,128,000 at December 31, 1996. Fair values are based on the estimates of management and on rates currently prevailing for comparable loans.

8. FINANCIAL INSTRUMENTS
     At December 31, 1997 and 1996, the carrying amounts and fair values of the Company's financial instruments are as follows:


                                                        1997                       1996
                                                 ----------------------------------------------
                                                 CARRYING      FAIR       CARRYING       FAIR
                                                  AMOUNT      VALUE        AMOUNT       VALUE
                                                 ----------------------------------------------
                                                                 (IN THOUSANDS)
ASSETS:

  Cash and short-term investments                $    500    $    500     $  6,244     $  6,244
  Mortgage notes receivable                       218,353     248,433      217,474      245,700
  Principal Healthcare Finance Limited             30,730      31,852       29,970       32,291
  Other investments                                29,790      30,628       19,640       20,400
                                                 ----------------------------------------------
                                                 $279,373    $311,413     $273,328     $304,635
LIABILITIES:
  6.95% Notes                                    $100,000    $ 95,275
  Acquisition line of credit                       58,300      58,300     $  6,000     $  6,465
  Bank term loan                                                            25,000       26,935
  Senior Unsecured Notes                           81,381      83,320       81,381       86,194
  Subordinated Convertible Debentures              62,485      64,107       94,810       94,810
  Other long-term borrowings                       27,585      27,837       29,278       28,189
                                                 ----------------------------------------------
                                                 $329,751    $328,839     $236,469     $242,593


     Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented above are not necessarily indicative of the amounts the Company would realize in a current market exchange.
     On October 15, 1997, the Company entered into a 10-year forward contract to exchange (pound)20,000,000 at a rate of $1.587 per British Pound Sterling. This contract was entered into in order to hedge the currency risk associated with the Company's investment in Principal. The carrying value of the investment in Principal is based on the rate established in the forward exchange contract. Foreign exchange rate contracts mitigate the risk of currency movements because any gain or loss on the contract offsets any losses or gains, respectively, on the investment in Principal and other assets denominated in British Pounds Sterling.

9. RETIREMENT ARRANGEMENTS
     The Company has a 401(k) Profit Sharing Plan covering all eligible employees. Under the Plan, employees are eligible to make contributions, and the Company, at its discretion, may match contributions and make a profit sharing contribution.
     In 1993, the Company adopted the 1993 Retirement Plan for Directors, an unfunded plan covering all members of the Board of Directors upon completion of not less than five years service on the Board. The benefits payable upon retirement from the Board are based on years of service and the director fees in effect as of the date the director ceases to be a member of the Board.
     In 1993, the Company also adopted the 1993 Deferred Compensation Plan which covers all eligible employees and members of the Board. Under this unfunded plan, the Company may award units which result in participation in the dividends and future growth in the value of Company's common stock. The total number of units permitted by the plan is 200,000. Units awarded to eligible participants (59,000 units and 63,500 at December 31, 1997 and 1996, respectively) vest over a period of five years based on the participant's initial service date.
     Provisions charged to operations with respect to these retirement arrangements totaled $667,000 in 1997, $654,000 in 1996, and $366,000 in 1995.

10. SHAREHOLDERS' EQUITY AND STOCK OPTIONS
     In April, 1997 the Company issued 2.3 million shares of 9.25% Series A Cumulative Preferred Stock at $25 per share. Dividends on the Preferred Stock are cumulative from the date of original issue and are payable quarterly. The Preferred Stock, which carries a liquidation preference of $25 per share, is redeemable on or after July 1, 2002 at the option of the Company, at a redemption price of $25 per share plus dividends accrued and unpaid at the redemption date. Holders of Series A Preferred Stock generally have no voting rights.
     Under the terms of the 1993 Stock Option and Restricted Stock Plan as amended in 1995, the company reserved 750,000 shares of common stock for grants to be issued during a period of up to 10 years. Directors, officers, and key employees are eligible to participate in the Plan. The Company has submitted for shareholder approval an amendment to the Plan to increase the number of shares available under the Plan to 1,100,000. Options for 739,415 shares have been granted to eligible participants, including options for approximately 57,000 shares granted in December, 1997 subject to shareholder approval of the 1998 amendment. Additionally, 67,263 shares of restricted stock have been granted under the provisions of the Plan. The market value of the restricted shares on the date of the award has been recorded as unearned compensation-restricted stock, with the unamortized balance shown as a separate component of shareholders' equity. Unearned compensation is amortized to expense over the vesting period, with charges to operations of $402,000, $240,000 and $253,000 in 1997, 1996 and 1995, respectively.

     The following is a summary of activity under the plan.

                                                                   STOCK OPTIONS
                                                 ----------------------------------------------
                                                 NUMBER OF                         WEIGHTED
                                                  SHARES         EXERCISE PRICE   AVERAGE PRICE
                                                 ----------------------------------------------
Outstanding at January 1, 1995                   199,750         $21.125-$25.750       $23.630
Granted during 1995                               48,000          24.250-26.625         24.789
Exercised                                         (7,666)         21.125-25.750         21.636
Canceled                                          (9,084)         21.125-25.750         23.401
                                                 ---------------------------------------------
Outstanding at December 31, 1995                 231,000          21.125-26.625         23.946
Granted during 1996                               83,500          26.625-30.000         26.838
Exercised                                         (9,499)         21.500-25.750         23.671
Canceled                                         (27,001)         24.250-26.625         25.812
                                                 ---------------------------------------------
Outstanding at December 31, 1996                 278,000          21.125-30.000         24.637
Granted during 1997                              444,250          31.625-37.000         34.980
Exercised                                        (11,524)         21.125-25.750         23.586
                                                 ---------------------------------------------
Outstanding at December 31, 1997                 710,726         $21.125-$37.000       $31.009
                                                 =============================================

     At December 31, 1997, options currently exercisable (208,808) have a weighted average exercise price of $24.205. There were no shares available for future grants as of December 31, 1997. At December 31, 1996 options currently exercisable (155,162) have a weighted average exercise price of $23.42. Shares available for future grants as of December 31, 1996 were 426,591.
     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." This standard prescribes a fair value based method of accounting for employee stock options or similar equity instruments and requires certain pro forma disclosures. For purposes of the pro forma disclosures required under Statement 123, the estimated fair value of the options is amortized to expense over the option's vesting period. Based on the Company's option activity, net earnings and net earnings per share on a pro forma basis does not differ significantly from that determined under APB 25. The estimated weighted average fair value of options granted in 1997 and 1996 was $1.3 million and $0.2 million, respectively. In determining the estimated fair value of the Company's stock options as of the date of grant, a Black-Scholes option pricing model was used with the following weighted-average assumptions: risk-free interest rates of 6.5%; a dividend yield of 6.75%; volatility factors of the expected market price of the Company's common stock at 15%; and a weighted-average expected life of the options of 8 years.
     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

11. DIVIDENDS
     In order to qualify as a real estate investment trust, the Company must, among other requirements, distribute at least 95% of its real estate investment trust taxable income to its shareholders. Per share common dividend payments by the Company were characterized in the following manner for income tax purposes:

                                                 1997         1996        1995
                                             -----------------------------------
 Ordinary income                                $2.4252      $2.232       $2.124
 Return of capital                                .1548        .248         .236
                                             -----------------------------------
 Total dividends paid                           $2.58        $2.48        $2.36
                                             ===================================

12. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
      Following are details of changes in operating assets and liabilities (excluding the effects of noncash expenses), and other noncash transactions:

                                                 FOR THE YEAR ENDED DECEMBER 31
                                                   1997       1996       1995
                                                 -------------------------------
                                                          (IN THOUSANDS)
Increase (decrease) in cash from
   changes in operating assets
   and liabilities:
      Operating assets                           $(4,361)   $  (211)     $   (97)
      Accrued interest                             1,431      5,462        1,091
      Other liabilities                              368        646          304
                                                 -------------------------------
                                                 $(2,562)   $ 5,897      $ 1,298
                                                 ===============================

Other noncash investing and
   financing transactions:
      Acquisition of real estate:
      Value of real estate acquired              $ 2,430
         Common stock issued                      (2,430)
      Common stock issued for
         conversion of debentures                 31,648    $   182
Interest paid during the period                   22,122     13,939      $13,171

13. EXTRAORDINARY CHARGE FOR PREPAYMENT OF DEBT
     During 1995, the Company entered into three transactions to prepay various secured borrowings. The Company consummated a $100,000,000 unsecured line of credit to replace a $60,000,000 secured line of credit. Also, as discussed in
Note 7, the Company redeemed its outstanding senior mortgage notes through the issuance of unsecured notes. The prepayment of these borrowings resulted in an extraordinary charge of $6,479,000, representing the fees and costs associated with the prepayment and the write-off of unamortized deferred financing costs.

14. LITIGATION
     The Company is subject to certain legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the consolidated financial position.

15. COMMITMENTS
     The Company has commitments, subject to certain conditions, to provide additional financing totaling approximately $68 million as of December 31, 1997.

16. SUBSEQUENT EVENTS
     A quarterly dividend of $.67 per common share was declared by the Board of Directors on January 22, 1998, payable on February 13, 1998 to shareholders of record on January 30, 1998. In addition, the Board declared a regular quarterly dividend of $.578 per share to be paid on February 13, 1998 to Series A Cumulative Preferred shareholders of record on January 30, 1998.
     On January 27, 1998 the Board of Directors set the record date of February 1, 1998 for the distribution of Omega Worldwide, Inc. shares (see Note 4).
     On January 14, 1998, the Company purchased five nursing homes containing 628 nursing beds in Florida, Illinois, Pennsylvania and New Hampshire for a total of $44,900,000. Simultaneously, the Company entered into lease agreements with Lyric Health Care Holdings, Inc., a wholly-owned subsidiary of Lyric Health Care LLC, an affiliate of Integrated Health Services, Inc. (NYSE: IHS). The initial term of the lease is thirteen years, at initial rents of $4,490,000 annually.
     On February 27, 1998, Principal completed financing of (pound)61 million related to it's acquisition of certain nursing homes during June, 1997, thereby removing the requirement for the Company's guarantee of up to (pound)46 million of Principal's borrowings (see Note 4).

                                                  REPORT OF INDEPENDENT AUDITORS
Board of Directors
Omega Healthcare Investors, Inc.



     We have audited the accompanying consolidated balance sheets of Omega Healthcare Investors, Inc. and subsidiaries as of December 31, 1997, and 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omega Healthcare Investors, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                             Ernst & Young LLP


February 9, 1998 (except for Note 16
as to which the date is February 27, 1998)
Detroit, Michigan